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                             June 28, 2021

       Terence Wing Khai Yap
       Chairman
       Guardforce AI Co., Ltd
       96 Vibhavadi Rangsit Road
       Talad Bangkhen, Laksi
       Bangkok 10210, Thailand

                                                        Re: Guardforce AI Co.,
Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on June
23, 2021
                                                            CIK No. 0001804469

       Dear Mr. Wing Khai Yap:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
L  pez at 202-551-3792 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services